EXHIBIT 99.1

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada  V6B 4W4
Tel: 604-331-3376  Fax: 604-688-4712

Netco Announces Second Quarter Financial Results

Vancouver, August 30, 2004 – Netco Energy Inc. (TSXV: NEI) has filed its second quarter financial statements for the period ending June 30, 2004.

   Oil and gas revenues for the six month period ending June 30, 2004 were $1.67 million compared to $1.7 million in the second quarter 2003.

   Net income for the six month period was $402,329 or $0.03 per share compared to $1,014,288 or $0.16 per share for the same period of 2003.

  Netco’s net working capital balance at June 30, 2004 was $1.71 million.

Interim Consolidated Financial Statements:
      • Attachment A

Management’s Discussion and Analysis:
      • Attachment B

Netco Energy Inc. is an oil and gas Tier 1 issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.